Exhibit 99.1

Time Sensitive Materials

Depositary’s Notice of
Extraordinary General Meeting of Shareholders of

TURBO ENERGY, S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	899924104.*
ADS Record Date:	November 20, 2024.
Meetings’ Specifics:

Extraordinary General Meeting of Shareholders to be held at the Company’s controlling shareholder, Umbrella Solar Investment, S.A’s registered office: Plaza América 2, 4º AB, 46004, Valencia, Spain at 1:00 P.M. (Central European Time) on Wednesday, December 18, 2024 (7:00 A.M., Eastern Daylight Time, on Wednesday, December 18, 2024) on first call and in the event that the legally required quorum is not reached, at the same time on the following day, December 19, 2024, on second call (the “Meeting”). Remote attendance at the Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Meeting. Shareholders attending the Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Meeting. Shareholders can make this request by emailing investors@turbo-e.com or by complying with the registration requirements on the Company’s website.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith. The Notice of Meeting is available online at www.turbo-e.com.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on December 9, 2024.
Deposited Securities:	Ordinary Shares, par value €0.05 per share, of Turbo Energy, S.A., a company organized under the laws of the Kingdom of Spain (the “Company”).
ADS Ratio:	5 Shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodians of Deposited Securities:	Citibank Europe plc.
Deposit Agreement:	Deposit Agreement, dated as of September 26 2023, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.

*	ADS CUSIP No. is provided solely as a convenience and without any liability for accuracy.

To be counted, your Voting Instructions need to be received by the Depositary prior to

10:00 A.M. (New York City time) on

December 9, 2024.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Meeting will be held at the date and time identified above. The Notice of Meeting is available online at www.turbo-e.com.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applica- ble law, the provisions of the Deposit Agreement, Bylaws of the Company and the provisions of the Deposited Securities, to vote, cause the Custodian to vote, or give voting instructions with respect to the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instruc- tions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A., is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A., does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Annual Meeting. The rights and obli- gations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

+34 961 196 250

NOTICE OF DECEMBER 2024 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 18, 2024

To the Shareholders of TURBO ENERGY, S.A.:

Notice is hereby given that the December 2024 Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) of Turbo Energy, S.A., a corporation with limited liability organized under the laws of the Kingdom of Spain (the “Company,” “we,” “us” or “our”) will be held at the Company’s controlling shareholder, Umbrella Solar Investment, S.A.’s registered office: Plaza América 2, 4º AB, 46004, Valencia, Spain at 1:00 P.M. (Central European Time) on Wednesday, December 18, 2024 (7:00 A.M., Eastern Daylight Time, on Wednesday, December 18, 2024) on first call. And in the event that the legally required quorum is not reached, at the same time on the following day, December 19, 2024, on second call. Remote attendance at the Extraordinary Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Extraordinary Meeting. Shareholders attending the Extraordinary Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Extraordinary Meeting. Shareholders can make this request by emailing investors@turbo-e.com or by complying with the registration requirements on the Company’s website.

The Extraordinary Meeting is held for the following purposes:

1.	To increase the number of directors from seven to eight and to appoint Mr. Julian Groves as a new executive director, to serve until the next annual general meeting of shareholders, or until his successor is duly elected and qualified, or until his earlier death, resignation, retirement, disqualification, or removal;

2.	To ratify the appointment of Deloitte as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2024;

3.	To approve an amendment to the Turbo Energy, S.A. 2023 Equity Incentive Plan (the “Plan”) to increase the total number of ordinary shares available for grant under the Plan from 1,900,000 ordinary shares, par value €0.05 per share (the “Ordinary Shares”), to 5,500,000 Ordinary Shares the (“Plan Share Limit”) and on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2033, the number of Ordinary Shares available under the Plan Share Limit shall automatically increase to a number equal to the lesser of (a) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of Ordinary Shares determined by the board of directors (the “Board”); and the Amendment No.1 to the Plan attached to the proxy statement of the Company as Appendix A be adopted and approved in all respects with immediate effect;

4.	Granting of powers for the execution and notarization of resolutions. To execute such public documents as may be necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this General Shareholders’ Meeting, including the correction or rectification, if necessary; and

5.	Reading and Approval, where appropriate, of the Extraordinary Meeting minutes.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

Shareholders who hold our ordinary shares and whose shares have been registered in the appropriate stock ledger five (5) days prior to the date of our Extraordinary Meeting, are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof, pursuant to Spanish law.

Holders of record of our American Depositary Shares (the “ADSs”) as of the close of business on Wednesday, November 20, 2024 (Eastern Daylight Time), who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote by mail before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting. ADS holders are urged to complete, sign, date and return their ADS voting instructions to Citibank, N.A.

If you plan to attend the Extraordinary Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors,

/s/ Enrique Selva Bellvis
December 3, 2024	Enrique Selva Bellvis
Chairman of the Board

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE DECEMBER 2024 EXTRAORDINARY GENERAL MEETING of shareholders TO BE HELD ON DECEMBER 18, 2024

Proxy Notice, Proxy Statement and Form of Proxy Card are available online at www.turbo-e.com.

In accordance with the provisions of the applicable regulations, as from the publication of this notice, shareholders are entitled to examine and obtain at the Company’s registered office or request that the documents submitted for approval be sent to them immediately and free of charge.

According to Spanish corporate law, the shareholders may request from the directors any information or clarifications they deem necessary regarding the matters included in the proxy statement, or submit in writing the questions they deem pertinent, up to the seventh day prior to the date scheduled for the meeting. The administrators shall provide the information in writing up to the day of the meeting.

i

TURBO ENERGY, S.A.

Street Isabel la Católica, 8, Door 51

Valencia, Spain 46004

+34 961 196 250

__________

PROXY STATEMENT

__________

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Turbo Energy, S.A., a corporation with limited liability organized under the laws of the Kingdom of Spain (the “Company,” “we,” “us” or “our”), for the December 2024 Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at the Company’s controlling shareholder, Umbrella Solar Investment, S.A.’s register office: Plaza América 2, 4º AB, 46004, Valencia, Spain at 1:00 P.M. (Central European Time) on Wednesday, December 18, 2024 (7:00 A.M., Eastern Daylight Time, on Wednesday, December 18, 2024) on first call. And in the event that the legally required quorum is not reached, at the same time on the following day, December 19, 2024, on second call. Remote attendance at the Extraordinary Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Extraordinary Meeting. Shareholders attending the Extraordinary Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Extraordinary Meeting. Shareholders can make this request by emailing investors@turbo-e.com or by complying with the registration requirements on the Company’s website.

We will send or make these proxy materials available to shareholders on or about December 4, 2024.

GENERAL INFORMATION

Purpose of Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholder approval of the following proposals:

1.	To increase the number of directors from seven to eight and to appoint Mr. Julian Groves as a new executive director, to serve until the next annual general meeting of shareholders, or until his successor is duly elected and qualified, or until his earlier death, resignation, retirement, disqualification, or removal;

2.	To ratify the appointment of Deloitte as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2024;

3.	To approve an amendment to the Turbo Energy, S.A. 2023 Equity Incentive Plan (the “Plan”) to increase the total number of ordinary shares available for grant under the Plan from 1,900,000 ordinary shares, par value €0.05 per share (the “Ordinary Shares”), to 5,500,000 Ordinary Shares the (“Plan Share Limit”) and on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2033, the number of Ordinary Shares available under the Plan Share Limit shall automatically increase to a number equal to the lesser of (a) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of Ordinary Shares determined by the board of directors (the “Board”); and the Amendment No.1 to the Plan attached to the proxy statement of the Company as Appendix A be adopted and approved in all respects with immediate effect;

4.	Granting of powers for the execution and notarization of resolutions. To execute such public documents as may be necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this General Shareholders’ Meeting, including the correction or rectification, if necessary; and

5.	Reading and Approval, where appropriate, of the Extraordinary Meeting minutes.

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment. If for any reason any of the nominees are not available as candidates for director, and our Board has not determined or reduced the authorized maximum number of directors on our Board, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who is entitled to vote at the Extraordinary Meeting?

Shareholders who own our Ordinary Shares

Shareholders who appear as holders in the corresponding book-entry registry at least five (5) days prior to the date of our Extraordinary Meeting, are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof, pursuant to Spanish law. For this purpose, accreditation will be required by means of the appropriate attendance card, a certificate issued by the depository institution adhered to Iberclear or by any other legally accepted means. The registration of attendance shall commence one hour before the scheduled time of the Extraordinary Meeting.

Any shareholder entitled to attend may be represented by a proxy, who need not be a shareholder. The proxy must be conferred in writing by means of an attendance card or certificate or other accepted form and delegation duly completed and signed by the shareholder granting the proxy for each meeting. The proxy is revocable. The personal attendance to the Extraordinary Meeting of the represented shareholder shall have the value of revocation.

Remote attendance at the Extraordinary Meeting will be available through a link provided by the Company at least five days prior to the Extraordinary Meeting. Shareholders can request access by emailing investors@turbo-e.com or by meeting the registration requirements on the Company’s website. To obtain access codes, shareholders must provide proof of their shareholder status, including an attendance card issued by the depositary or broker where the shares are held, along with a supporting document.

Shareholders attending the Extraordinary Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

Holders of our American Depositary Shares (“ADSs”)

If you are a holder of record of our ADSs as of the close of business on Wednesday, November 20, 2024 (Eastern Daylight Time), you may exercise your right to vote by completing and submitting the ADS voting card which will be sent, or made available, to you by Citibank, N.A. If your ADSs are held in an account at a brokerage firm, bank, nominee or similar organization, you should follow the directions provided by your broker, bank or other nominee. All ADS voting cards, however submitted, must be received by Citibank, N.A. no later than 10:00 A.M. (New York City time) on Monday, December 9, 2024.

Does a shareholder have the right to supplement the agenda?

As of the date of publication of the notice of the call, shareholders representing at least 5% of the share capital may request the publication of a supplemental notice of call, including additional points on the agenda. This request must be sent through any certifying means and received at the registered office of the Company within five days after the publication of this notice of call. The addendum shall be published at least fifteen (15) days prior to the date of the shareholder’s meeting.

What is the Procedure for Remote Attendance of the Extraordinary Meeting?

Registration

Shareholders who hold our ordinary shares and choose to attend the Extraordinary Meeting remotely must first register on the Company’s corporate website. To do so, they must be accredited before midnight (Central European Time) on Wednesday, December 11, 2024, by completing a verification form that will be made available to shareholders on the Company’s website and sending it to the email address investors@turbo-e.com.

The Company shall verify the data provided by the shareholder by contrasting them with the information available to it. The Company reserves the right to request from shareholders any additional means of identification it deems necessary to verify their status as shareholders and to guarantee the authenticity of remote attendance at the Extraordinary Meeting.

If there is a discrepancy between the number of shares communicated by the shareholder and the number recorded in the Company’s files, the number of shares the Company has on record shall prevail for quorum and voting purposes.

If you are an ADS holder, please note that you will not be able to attend (in-person or virtually) or cast votes at the Extraordinary Meeting. In order to vote your ADSs, you should complete and submit the ADS voting card in accordance with the instructions set out above.

Representation

Shareholders wishing to grant a proxy must do so prior to the Extraordinary Meeting through the Company’s corporate website or by e-mail to the address investors@turbo-e.com or by postal correspondence sent to the attention of the “Shareholders’ Office” of the Company at the address at Calle Isabel la Católica, 8. Office, 50-51 46004 Valencia – Spain.

The shareholder may obtain the proxy card by downloading and printing it from the Company’s corporate website, by picking it up at the registered office or by requesting that it be sent free of charge to the Shareholders’ Office (telephone +34 960 450 026 / e-mail investors@turbo-e.com.

The remote attendance shall only be considered valid if the status of shareholder is confirmed, verifying that the ownership and number of shares provided by each of the persons issuing their proxy or voting by remote means of communication coincide with the data in the possession of the Company.

In the case of joint ownership of shares, it shall be understood that the person who confers the representation or casts the remote vote has been appointed for the exercise of the rights of partner, if he is one of the joint owners.

The attendance at the Extraordinary Meeting of a shareholder who had previously granted a proxy or voted by remote means of communication (such as postal) shall render the proxy granted or the vote cast null and void.

In the event that a shareholder confers several proxies and/or casts several votes (by mail), the action (granting of proxy or voting) that was taken last shall prevail.

If there is no certainty as to when the shareholder conferred the proxy or cast the vote, the latter (regardless of the means used to cast it) shall prevail over the proxy. If the shareholder has cast different votes in different directions, such as by postal, the vote cast last shall prevail.

In the case of shareholders who are legal entities, a photocopy of the power of attorney by virtue of which the powers of the natural person signing the proxy card must be sent to the Company.

In the event that the shareholder wishes to revoke the proxy granted, he/she must contact the Company, at the Shareholders’ Office at +34 960 450 026, before midnight, Central European Time, on December 13, 2024.

Connection

Shareholders wishing to attend remotely must access the remote attendance platform, identifying themselves by using the camera between 12:45 p.m. and 1:00 p.m. (Central European Time) on December 18, 2024 (if the Annual Meeting is held on first call) or, if applicable, between 12:45 p.m. and 1:00 p.m. (Central European Time) on December 19, 2024 (if the Annual Meeting is held on second call).

Attendees will not be allowed to connect outside this time slot.

If the person attending remotely has granted proxies in his or her favor, and provided that these have been received by the Company within the admitted deadlines, he or she shall be notified so that, if applicable, he or she may accept them and send voting instructions to the secretary of the Extraordinary Meeting.

A shareholder who has registered to attend remotely and wishes to leave the Extraordinary Meeting may do so by stating their intention to the secretary of the Extraordinary Meeting. Once they have communicated their express wish to leave the meeting, all subsequent actions shall be deemed not to have occurred.

The remote attendance mechanisms shall be closed at the end of the Extraordinary Meeting or, as the case may be, when it is determined that there is not a quorum sufficient to hold the meeting.

It is the sole responsibility of the shareholder to keep the means of identification necessary to access and use the remote attendance service. In the case of a legal entity, the latter must notify any modification or revocation of the powers held by its representative and, therefore, the Company declines any liability until such notification is made.

Intervention

Shareholders who, in the exercise of their rights, intend to intervene in the Extraordinary Meeting and, if applicable, request information or clarifications in relation to the items on the agenda, or make proposals in the cases permitted by Spanish law, shall state their intention to do so at the time of registration.

After this statement, and exclusively through the intervention form provided for this purpose, the attendees may formulate in writing and submit their intervention, question or proposal until the Chairman declares the Extraordinary Meeting to be validly constituted. Any attendee who wishes his intervention to be recorded in the minutes of the Extraordinary Meeting must expressly indicate this in the text of the same.

Voting

Voting on proposals relating to items included in this proxy statement may be cast as soon as the Chairman declares the Extraordinary Meeting to be validly constituted, provided that the attendee has registered in accordance with the procedure set forth in the preceding paragraphs.

With regard to the proposed resolutions on those matters which, by legal mandate, need not appear on the proxy statement, the attendees may cast their votes from the moment indicated by the Chairman, once the proposal has been formulated and read.

The procedure set forth in the Company’s Bylaws shall be applied for voting on the proposed resolutions.

Suspension of electronic systems / Interconnection failures

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms of electronic representation or remote attendance at the Extraordinary Meeting when technical or security reasons so advise or impose, for the granting of representation through remote means of communication and for remote attendance at the Meeting.

Should any of these events occur, it will be announced on the Company’s website. This is without prejudice to the validity of the proxies already granted, of the votes already cast and of the shareholders’ rights of attendance and representation.

The Company shall not be liable for any damages that may be caused to the shareholder due to breakdowns, overloads, line failures, connection failures, or any other eventuality of the same or a similar nature, beyond the Company’s control, that prevent the use of the electronic representation or voting mechanisms and/or remote assistance.

Therefore, such circumstances shall not constitute an illegitimate deprivation of the shareholder’s rights, without prejudice to the adoption of such measures as each situation may require, including the possible temporary suspension or extension of the Meeting if necessary to ensure the full exercise of their rights by the shareholders or their representatives.

What is the Official Language of the Extraordinary Meeting?

The Extraordinary Meeting will be held in Spanish. Translation into English will be facilitated only to the shareholders attending on remote and on previous request.

What constitutes a quorum and how will votes be counted?

The quorum for our Extraordinary Meeting is comprised of shareholders entitled to vote and present in person or by proxy, representing no less than fifty percent of the votes attached to the then-issued share capital of the Company throughout the meeting. If, within half an hour from the time appointed for our Extraordinary Meeting (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) a quorum is not present, then the Extraordinary Meeting will be adjourned in the next 24 hours (in accordance with the provisions of our existing Bylaws) to the at the same time and place, or to such time and (where applicable) such place(s) and in such form and manner as the chairman of the meeting (or in default, the board) may absolutely determine.

Votes Required

Each of the proposals requires the affirmative vote of a simple majority of the votes of the shareholders (or their duly appointed proxies) entitled to vote and voting on such proposal.

How do I vote?

Holders of Ordinary Shares

Your shares may only be voted at the Extraordinary Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using the following method:

●	By Mail. Shareholders of record as of the record date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

Holders of ADSs

If you are a holder of ADSs, you may exercise your right to vote by completing and submitting the ADS voting card which will be sent, or made available, to you by Citibank, N.A. If your ADSs are held in an account at a brokerage firm, bank, nominee or similar organization, you should follow the directions provided by your broker, bank or other nominee. All ADS voting cards, however submitted, must be received by Citibank, N.A. no later than 10:00 A.M. (New York City time) on Monday, December 9, 2024.

Citibank, N.A. will collate all votes properly submitted by ADS holders and submit a vote to the Company on behalf of all ADS holders.

Revoking Your Proxy

Holders of Ordinary Shares

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be affected by following the instructions for voting on your proxy card or vote instruction form. Unless revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting.

Holders of ADSs

If you hold ADSs, directly or through a broker, bank or other nominee, you must follow the instructions provided by Citibank, N.A. or such broker, bank or other nominee if you wish to change your vote. The last instructions you submit prior to the deadline indicated by Citibank, N.A. or the broker, bank or other nominee, as applicable, will be used to instruct Citibank, N.A. how to vote your ADSs.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

FOR FURTHER INFORMATION, SHAREHOLDERS MAY CONTACT TURBO ENERGY’S SHAREHOLDER OFFICE BY CALLING THE NUMBER +34 960 450 026 / +34 601 902 576, FREE OF CHARGE, FROM 9:00 A.M. TO 2:00 P.M., MONDAY THROUGH FRIDAY, OR BY SENDING AN EMAIL TO: / e-mail investors@turbo-e.com.

PROPOSAL NO. 1

ELECTION OF NEW DIRECTOR

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chairman and other officers.

There are currently seven directors serving on the Board. At the Extraordinary Meeting, one additional director will be elected, increasing the number of directors from seven to eight. The individual nominated for election to the Board at the Extraordinary Meeting is listed in the table below.

If, as a result of circumstances not now known or foreseen, the nominee is unavailable to serve as a nominee for director at the time of the Extraordinary Meeting, the holders of the proxies solicited by this proxy statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) leaving a vacancy. Alternatively, the size of the Board may be reduced accordingly. The Board has no reason to believe that the nominee will be unwilling or unable to serve, if elected as a director. Proxies submitted on the accompanying proxy card will be voted for the election of the nominee listed below, unless the proxy card is marked otherwise.

Director Nominees

The name, the position and the age as of the Record Date of the individual who is our nominee for election as a director are:

Name	Age	Position with the Company	Term as Director (if selected)
Julian Groves	52	Director	December 2024 – Present

Director Qualifications – General

Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board and the Nominating and Corporate Governance Committee of the Board consider the qualifications of director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

Qualifications for New Director Nominee

In its assessment of each potential candidate, including those recommended by shareholders, the Nominating and Corporate Governance Committee considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Nominating and Corporate Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Corporate Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The Board and the Nominating and Corporate Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of our current needs and business priorities. We are a NASDAQ listed company and a leader in the field of photovoltaic energy storage that is focused on developing innovative solutions that allow end consumers to harness the full potential of solar energy and reduce their electricity costs. Therefore, the Board believes that a diversity of professional experiences in the photovoltaic energy storage industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of International Financial Reporting Standards should be represented on the Board. In addition, the market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on research and development. Therefore, the Board believes that academic and professional experience in research and development in the photovoltaic energy industry should also be represented on the Board.

Summary of Qualifications of Nominee for Director

Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of our director nominee:

Mr. Julian Groves

Mr. Groves has served as the Chief Operating Officer of MGO Global Inc. (MGO) since August 2022, where he is responsible for guiding the commercial strategy behind The Messi Brand and any brands the company may license, acquire, or organically develop in the future. MGO has been listed on the NASDAQ stock exchange since January 2023 and it has built a brand acceleration platform focused on the acquisition, optimization, and monetization of consumer brands across multiple categories.

From May 2014 through March 2021, Mr. Groves served as Chief Executive Officer of EC2M Holdings Limited, a lifestyle brand-building company that owned and operated London Persona, a growing men’s lifestyle brand launched as a direct-to-consumer shopping experience for men seeking season-to-season high-end wardrobes. EC2M also represented the lifestyle brand Trickers throughout North America and Canada, where it was responsible for developing and managing the brand’s B2B channel.

Vote Required

The election of the nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Recommendation of the Board

The Board recommends a vote FOR the election of the nominee listed above.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF SPANISH PUBLIC ACCOUNTING FIRM

Background

The Audit Committee has selected Deloitte Spain, which has served as our Spanish public accounting firm since 2019, to serve as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2024. We are asking our shareholders to ratify our company’s selection of Deloitte Spain as our Spanish public accounting firm at the Extraordinary Meeting. The Board is submitting the selection of Deloitte Spain to our shareholders for ratification as a matter of good corporate governance practice and as required under Spanish law. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another Spanish public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different Spanish public accounting firm at any time during the year if it determines that such a change would be in the best interests of our company and our shareholders.

Vote Required

The ratification of the appointment of Deloitte Spain as our Spanish public accounting firm requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR ratification of the selection of Deloitte Spain as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2024.

PROPOSAL NO. 3

TO APPROVE AN AMENDMENT TO THE TURBO ENERGY, S.A. 2023 EQUITY INCENTIVE PLAN

Background

On August 23, 2023, the Company’s board of directors adopted the Turbo Energy, S.A. 2023 Equity Incentive Plan (the “Plan”), pursuant to which the Company was authorized to issue up to 1,900,000 Ordinary Shares in the form of incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance share awards and performance compensation awards to employees, directors, and consultants of the Company or any affiliates of the Company and the Plan would expire on August 23, 2033 (the tenth anniversary of the adoption by the Board).

The proposal seeks to increase the number of Ordinary Shares available for issuance under the Plan from 1,900,000 Ordinary Shares, to 5,500,000 Ordinary Shares, and on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2033, the number of Ordinary Shares available under the Plan Share Limit (as defined in the Plan) shall automatically increase to a number equal to the lesser of (a) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of Ordinary Shares determined by the Board.

Proposed Amendment

On November 18, 2024, our compensation committee and Board approved, subject to shareholder approval, an amendment (the “Amendment”) to the Plan to increase the total number of Ordinary Shares available for grant under the Plan from 1,900,000 Ordinary Shares, to 5,500,000 Ordinary Shares, and on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2033, the number of Ordinary Shares available under the Plan Share Limit (as defined in the Plan) shall automatically increase to a number equal to the lesser of (a) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of Ordinary Shares determined by the Board.

Why We are Asking our Shareholders to Approve an Amendment to the Plan

We believe that equity-based compensation is fundamental to our ability to attract, retain and motivate highly-qualified, dedicated employees who have the skills and experience required to achieve our business goals. We further believe that a combination of stock options and restricted stock (or restricted stock units) provides a strong link to our long-term performance, creates an ownership culture and generally aligns the interests of our executives and other employees with our shareholders.

A total of 1,900,000 Ordinary Shares are currently approved by our shareholders to be authorized for issuance under the Turbo Energy, S.A. 2023 Equity Incentive Plan, of which 119,672 Ordinary Shares remain available for future grants as of December 4, 2024. Accordingly, the Board is asking shareholders to approve an increase in the total number of Ordinary Shares available for grant under the Plan to 5,500,000 Ordinary Shares, and on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2033, the number of Ordinary Shares available under the Plan Share Limit (as defined in the Plan) shall automatically increase to a number equal to the lesser of (a) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of Ordinary Shares determined by the Board. Absent this increase, the Board believes that the limited number of shares currently available for future grants under the Plan would prohibit us from providing meaningful equity compensation to our employees, directors and consultants in the future. If we are unable to provide equity compensation at levels that are consistent with our historical practice and norms within our industry, we expect that we would have considerable difficulty attracting and retaining highly qualified employees, directors and consultants, which could have a material adverse effect on our business.

A full copy of the form of the Plan, as proposed to be amended by the Amendment, is attached as Appendix A.

Vote Required

The approval of the amendment to our Plan proposal requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends that you vote “FOR” the amendment to our Plan.

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year.

PROTECTION OF PERSONAL DATA

Responsible for processing: Turbo Energy, S.A. and contact address for these purposes at Calle Isabel la Católica, 8. Oficinas 50-51, 46004 Valencia – Spain or at protecciondatos@umbrellasolarinvestment.com is responsible for the processing of personal data (among others, identification, contact, electronic signature, access credentials, relating to the condition of shareholder or shareholder’s representative, as well as, if applicable, the image and/or voice and IP address of connection in case of remote attendance) collected or generated on the occasion of the Extraordinary Meeting in accordance with this notice, either directly from the shareholders and representatives, or from the entities in which the shares are deposited.

Purposes of processing and basis of lawfulness: the aforementioned personal data will be processed in accordance with the General Data Protection Regulation, and other applicable regulations, and for the following purposes: (i) to manage the exercise and control of the shareholder’s rights (which includes, verification of the identity and status of the shareholder or representative, managing the registration and access in the remote assistance platform and the recording of the call in the case of exercising the right to vote via telephone), (ii) to send information related to the shareholder’s investment, (iii) to manage the call and holding of the Extraordinary Meeting. The processing of personal data for the aforementioned purposes (i), (ii) and (iii) is carried out on the basis of the execution of the relationship maintained between the shareholder and Turbo Energy, S.A. and the fulfillment of the legal obligations applicable to Turbo Energy, S.A.

Recipients of personal data: The data processed by Turbo Energy, S.A. may be provided to third parties in case of obligation or legal requirement, as would be the transfer to those third parties that are duly legitimized in the exercise of the right of information provided for in the applicable regulations.

Security of the treatment and conservation period: the aforementioned personal data will be treated adopting the most demanding security measures and technical means to avoid its loss, misuse or unauthorized access, and will be conserved during the period in which the relationship between the shareholder and Turbo Energy, S.A. survives and, after that period, for 6 more years or, if applicable, for a longer period corresponding to the prescription period of any legal or contractual actions that may be applicable.

Exercise of data protection rights: the rights of access, rectification, opposition, deletion, portability, limitation of processing, as well as revocation of consent, as applicable, may be exercised by the owner of the personal data, proving their identity, by letter or email addressed to the contact address mentioned above. Additionally, it is informed that Turbo Energy, S.A. has appointed a Data Protection Delegate, with whom the interested party may contact through the e-mail protecciondatos@umbrellasolarinvestment.com to submit any claim or request related to the protection of their personal data on the occasion of the Extraordinary Meeting. Finally, the data subject is informed of his or her right to file a complaint with the Spanish Data Protection Agency (www.aepd.es) if he or she considers that his or her data protection rights have been violated.

Other aspects: the shareholder shall be solely responsible for the completion of the required forms with false, inaccurate, incomplete or outdated data. In the event that, in the documentation sent, the shareholder includes personal data referring to other individuals and in the event that a third party attends the Extraordinary Meeting as a representative of the shareholder, the shareholder must inform them of the points contained in the preceding paragraphs and comply with any other requirements that may be applicable for the correct transfer of personal data to Turbo Energy, S.A.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

December 3, 2024	By Order of the Board of Directors

/s/ Enrique Selva Bellvis
Enrique Selva Bellvis
Chairman of the Board

Appendix A

Amendment No.1 to Turbo Energy, S.A. 2023 Equity Incentive Plan

Turbo Energy, S.A

AMENDMENT NO.1 2023 EQUITY INCENTIVE PLAN

1. Purpose; Eligibility.

1.1. General Purpose. The name of this plan is Amendment No.1 to Turbo Energy, S.A. 2023 Equity Incentive Plan (the “Plan”). The purposes of the Plan are to (a) promote the long-term growth and profitability of Turbo Energy, S.A., a company incorporated under the laws of the Kingdom of Spain (the “Company”), and any Affiliate to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

1.2. Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards.

1.3. Available Awards. Awards that may be granted under the Plan include: (a) Incentive Share Options, (b) Non-qualified Share Options, and (c) Restricted Awards.

2. Definitions.

“Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company, including, without limitation, any corporation that is a “parent corporation” or a “subsidiary corporation” with respect to the Company within the meaning of Section 424(e) or (f) of the Code, and any other non-corporate entity that would be such a subsidiary corporation if such entity were a corporation.

“Applicable Laws” means (i) the laws of the Kingdom of Spain as they relate to the Company and its American Depositary Shares (the “ADSs”) or ordinary shares, par value five cents of euro (€0.05) per share (the “Ordinary Shares”), (ii) the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders; and (iii) the rules of any applicable stock exchange, of any jurisdiction applicable to Awards granted to residents therein.

“Award” means any right granted under the Plan, including an Incentive Share Option, a Non- qualified Share Option or a Restricted Award.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board” means the Board of Directors of the Company, as constituted at any time.

“Cause” means:

With respect to any Employee or Consultant: (a) if the Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Cause: (i) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (ii) conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or any of its Affiliates; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate; or (iv) material violation of state or federal securities laws.

With respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following: (a) malfeasance in office; (b) gross misconduct or neglect; (c) false or fraudulent misrepresentation inducing the director’s appointment; (d) willful conversion of corporate funds; or (e) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

“Change in Control” means (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any Person that is not a subsidiary of the Company; (b) the Incumbent Directors cease for any reason to constitute at least a majority of the Board; (c) the date which is 10 business days prior to the consummation of a complete liquidation or dissolution of the Company; (d) the acquisition by any person of beneficial ownership of more than 50% (on a fully diluted basis) of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, taking into account as outstanding for this purpose ADSs or Ordinary Shares issuable upon the exercise of options or warrants, the conversion of convertible share or debt, and the exercise of any similar right to acquire ADSs or Ordinary Shares (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any Affiliate, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) any acquisition which complies with clauses, (i), (ii) and (iii) of subsection (e) of this definition or (D) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant); or (e) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the entity resulting from such Business Combination (the “Surviving Company”), or (B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company); and (iii) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination. The foregoing notwithstanding, if the Award constitutes non-qualified deferred compensation under Section 409A of the Code, in no event shall a Change in Control be deemed to have occurred unless such change shall satisfy the definition of a change in control under Section 409A of the Code.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

“Committee” means the compensation committee of the Board, or if no such committee has been established, the full Board, or a committee of one or more members appointed to administer the Plan in accordance with Section 3.3 and Section 3.4.

“Consultant” means any individual who is engaged by the Company or any Affiliate to render consulting or advisory services.

“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service unless otherwise required by Section 409A of the Code. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence.

“Director” means a member of the Board.

“Disability” means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Share Option pursuant to Section 6.10 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Share Option pursuant to Section 6.10 hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates. The foregoing notwithstanding, if the Award is subject to Section 409A of the Code, in no event shall a Disability be deemed to have occurred unless such disability satisfies the requirements of Section 409A of the Code.

Effective Date” shall mean August 23 2023.

“Employee” means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Share Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of the ADSs or Ordinary Share as determined below:

(i) If the ADSs or Ordinary Share is listed on any established stock exchange or a national market system, including without limitation, the Nasdaq Capital Market, its Fair Market Value will be the closing sales price for such share as quoted on such exchange or system, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Committee deems reliable;

(ii) If the ADSs or Ordinary Share is not listed on an established stock exchange but is quoted on a national market or other quotation system, its Fair Market Value will be the closing sales price for such share on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Committee deems reliable;

(iii) In the absence of an established market for the ADSs or Ordinary Share, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons; provided that if an Award is subject to Section 409A of the Code, then the Fair Market Value shall be determined in accordance with Section 409A of the Code.

“Grant Date” means the date on which the Board adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

“Incentive Share Option” means an Option that is designated by the Committee as an Incentive Share Option as described in Section 422 of the Code and otherwise meets the requirements set forth in this Plan.

“Incumbent Directors” means, for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in clause (a), (c), (d) or (e) of the Change in Control definition) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

“LSC” means the Law of Capital Companies of the Kingdom of Spain.

“Non-qualified Share Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Share Option.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Option” means an Incentive Share Option or a Non-qualified Share Option granted pursuant to the Plan.

“Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

“Ordinary Share” or “Share” means the ordinary share, €0.05 par value per share, of the Company (and any shares or other securities into which such ordinary shares may be converted or into which they may be exchanged).

“Option Exercise Price” means the price at which one ADS or Ordinary Share may be purchased upon the exercise of an Option.

“Participant” means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

“Restricted Award” means any Award granted pursuant to Section 7.1(a).“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Ten Percent Shareholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or of any of its Affiliates.

“Umbrella Solar” means Umbrella Solar Investment S.A. a company established under the laws of the Kingdom of Spain on March 23, 2018, the Company’s parent company.

3. Administration.

3.1. Authority of Committee. The Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan and the provisions of Section 409A of the Code (if applicable), the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee (or, failing whom, the Board) shall have the authority:

(a) to construe and interpret the Plan and apply its provisions;

(b) to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;

(c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d) to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve “insiders” within the meaning of Section 16 of the Exchange Act;

(e) to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f) from time to time to select, subject to the limitations set forth in this Plan, those Participants to whom Awards shall be granted;

(g) to determine the number of ADSs or Ordinary Shares to be made subject to each Award;

(h) to determine whether each Option is to be an Incentive Share Option or a Non-qualified Share Option;

(i) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j) to determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the performance measures that will be used to establish the performance goals, the performance period(s) and the number of Performance Shares earned by a Participant;

(k) to designate an Award (including a cash bonus) as a Performance Compensation Award and to select the Performance Criteria that will be used to establish the Performance Goals;

(l) to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant’s rights or increases a Participant’s obligations under his or her Award or creates or increases a Participant’s federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant’s consent;

(m) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;

(n) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(o) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(p) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing, shareholder approval shall be required before the repricing is effective.

3.2. Committee Decisions Final. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3. Delegation. The Committee may delegate administration of the Plan to a subcommittee or subcommittees of one or more members of the Committee, and the term “Committee” shall apply to any person or persons to whom such authority has been delegated. The Committee shall have the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board or the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and re-vest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.4. Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to Awards to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

3.5. Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

4. Shares Subject to the Plan.

4.1. Basic Limitation. Subject to adjustment in accordance with Section 11, a total of 5,500,000 Ordinary Shares (the “Plan Share Limit”) shall be available for the grant of Awards under the Plan. Any Shares distributed pursuant to an Award under the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury Shares (subject to Applicable Laws), Shares purchased on the open market or Shares reacquired by the Company in any manner. Additionally, at the discretion of the Committee, any Shares distributed pursuant to an Award may be represented by American Depository Shares. If the number of Shares represented by an American Depository Share is other than on a one-to-one basis, the limitations of this Section 4.1 shall be adjusted to reflect the distribution of American Depository Shares in lieu of Shares. Ordinary Shares granted in connection with all Awards under the Plan shall be counted against this limit as one (1) Ordinary Share for every one (1) Incentive Share Option, Non-qualified Share Option, or Restricted Award, granted in connection with such Awards. During the terms of the Awards, the Company shall keep available at all times the number of ADSs or Ordinary Shares required to satisfy such Awards.

4.2. Annual Increase in Available Shares. On the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2033, the number of Ordinary Shares available under the Plan Share Limit shall automatically increase to a number equal to the lesser of (a) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of Ordinary Shares determined by the Board.

4.3. ADSs or Ordinary Shares available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

4.4. Any ADSs or Ordinary Shares subject to an Award that is canceled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan. Any Ordinary Shares that again become available for future grants pursuant to this Section 4.2 shall be added back as one (1) share. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a other Awards that were not issued upon the settlement of the Award.

5. Eligibility.

5.1. Eligibility for Specific Awards. Incentive Share Options may be granted only to Employees. Awards other than Incentive Share Options may be granted to Employees, Consultants and Directors and those individuals whom the Committee determines are reasonably expected to become Employees, Consultants and Directors following the Grant Date.

5.2. Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Share Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the ADSs or Ordinary Share at the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date.

6. Option Provisions. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Share Options or Non-qualified Share Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for ADSs or Ordinary Shares purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Share Option fails to qualify as such at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1. Term. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, no Incentive Share Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Share Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Share Option shall be exercisable after the expiration of 10 years from the Grant Date.

6.2. Exercise Price of An Incentive Share Option. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Share Option shall be not less than 100% of the Fair Market Value of the ADSs or Ordinary Share subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code. In no event may the Option Exercise Price of an Incentive Share Option be less than the par value of any ADSs or Ordinary Share.

6.3. Exercise Price of a Non-qualified Share Option. The Option Exercise Price of each Non-qualified Share Option shall be not less than 100% of the Fair Market Value of the ADSs or Ordinary Share subject to the Option on the Grant Date. Notwithstanding the foregoing, a Non-qualified Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code. In no event may the Option Exercise Price of a Non-qualified Share Option be less than the par value of any ADSs or Ordinary Share.

6.4. Consideration. The Option Exercise Price of ADSs or Ordinary Share acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve, the Option Exercise Price may be paid: (i) by delivery to the Company of other ADSs or Ordinary Share, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific ADSs or Ordinary Shares that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of ADSs or Ordinary Shares equal to the difference between the number of shares thereby purchased and the number of identified attestation ADSs or Ordinary Shares (a “Stock for Stock Exchange”); (ii) a “cashless” exercise program established with a broker; (iii) by reduction in the number of ADSs or Ordinary Shares otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Option, the exercise price of ADSs or Ordinary Share acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other ADSs or Ordinary Share acquired, directly or indirectly from the Company, shall be paid only by shares of the ADSs or Ordinary Share of the Company that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the ADSs or Ordinary Share is publicly traded (i.e., the ADSs or Ordinary Share is listed on any established stock exchange or a national market system) an exercise by a Director or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under this Plan.

6.5. Transferability of An Incentive Share Option. An Incentive Share Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6. Transferability of a Non-qualified Share Option. A Non-qualified Share Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee to the extent provided in the Award Agreement. If the Non-qualified Share Option does not provide for transferability, then the Non-qualified Share Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7. Vesting of Options. Each Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a share of ADSs or Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration of vesting and exercisability complies with the provisions of Section 409A of the Code.

6.8. Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event an Optionholder’s Continuous Service terminates (other than upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Optionholder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate. In the event that the Participant to whom Share Options have been granted is a “Bad Leaver” between the date of grant of the Share Option and the future exercise date, the Share Options will be deemed to have automatically lapsed without the Participant being entitled to exercise them. The following shall be deemed to constitute “Bad Leaver” of a Participant: (a) Voluntary termination of their employment or commercial relationship for the provision of services and that in the twelve (12) months following their departure from the Unitholder or any natural person or legal entity related to them in accordance with article 231 of the LSC or any other natural person or legal entity interposed to them: (i) Engage in any act of unfair competition with the group of companies whose parent company is Umbrella Solar , (ii) Have direct or indirect participation or hold positions in a company with the same, analogous or complementary type of activity to that which constitutes the corporate purpose of any of the companies that make up the group, unless this has been authorized, (iii) Engaged in the same, similar or complementary type of activity as that which constitutes the corporate purpose of the companies of the Umbrella Solar group. (b) Dismissal judicially declared to be fair or repeated failure to comply with their commitments and obligations. Final conviction for economic crime. (c) If the Grantor or any natural or legal person linked to it in accordance with article 231 of the LSC or any other natural or legal person interposed to them: (i) Carry out any act of unfair competition with the group of companies whose parent company is Umbrella Solar, (ii) Have a direct or indirect participation or hold positions in a company with the same, similar or complementary type of activity to that which constitutes the corporate purpose of any of the companies that make up the group, unless this has been authorized, or (iii) Engage in the same, similar or complementary type of activity that constitutes the corporate purpose of the Umbrella Solar group companies.

6.9. Extension of Termination Date. An Optionholder’s Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder’s Continuous Service for any reason would be prohibited at any time because the issuance of ADSs or Ordinary Shares would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1 or (b) the expiration of a period after termination of the Participant’s Continuous Service that is three months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

6.10. Disability of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

6.11. Death of Optionholder. Unless otherwise provided in an Award Agreement, in the event an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

6.12. Incentive Share Option US$100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of ADSs or Ordinary Share with respect to which Incentive Share Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds US$100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Share Options.

7. Provisions of Awards Other Than Options.

7.1. Restricted Awards.

(a) General. A Restricted Award is an Award of actual ADSs or Ordinary Shares (“Restricted Share”) or hypothetical ADSs or Ordinary Share units (“Restricted Share Units”) having a value equal to the Fair Market Value of an identical number of ADSs or Ordinary Shares, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the “Restricted Period”) as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 7.1, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Restricted Share and Restricted Share Units.

(i) Each Participant granted Restricted Share shall execute and deliver to the Company an Award Agreement with respect to the Restricted Share setting forth the restrictions and other terms and conditions applicable to such Restricted Share. If the Committee determines that the Restricted Share shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable and (B) the appropriate blank instrument of transfer with respect to the Restricted Share covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Share and, if applicable, an escrow agreement and instrument of transfer, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Share, including the right to vote such Restricted Share and the right to receive dividends; provided that, any cash dividends and share dividends with respect to the Restricted Share shall similarly be held in escrow by the Company for the Participant’s account, and interest may be credited on the amount of the cash dividends so placed in escrow at a rate and subject to such terms as determined by the Committee. The cash dividends or share dividends so placed in escrow by the Committee and attributable to any particular share of Restricted Share (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Committee, in ADSs or Ordinary Shares having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii) The terms and conditions of a grant of Restricted Share Units shall be reflected in an Award Agreement. No ADSs or Ordinary Shares shall be issued at the time a Restricted Share Unit is granted, and the Company will not be required to set aside a fund for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Share Units granted hereunder. The Committee may also grant Restricted Share Units with a deferral feature, if permitted in Section 409A of the Code, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement (“Deferred Share Units”). At the discretion of the Committee, each Restricted Share Unit or Deferred Share Unit (representing one ADSs or Ordinary Share) may be credited with cash and share dividends paid by the Company in respect of one ADSs or Ordinary Share (“Dividend Equivalents”). Dividend Equivalents shall not be paid but shall be credited to the Participant’s account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant’s account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant’s account and attributable to any particular Restricted Share Unit or Deferred Share Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in ADSs or Ordinary Shares having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Share Unit or Deferred Share Unit and, if such Restricted Share Unit or Deferred Share Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.

(c) Restrictions.

(i) Restricted Share awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the share certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the register of members shall be written up to reflect such forfeiture, the share certificates shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Company.

(ii) Restricted Share Units and Deferred Share Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Share Units or Deferred Share Units are forfeited, all rights of the Participant to such Restricted Share Units or Deferred Share Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(iii) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Share, Restricted Share Units and Deferred Share Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Share or Restricted Share Units or Deferred Share Units are granted, such action is appropriate.

(d) Restricted Period. With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement. No Restricted Award may be granted or settled for a fraction of a share of ADSs or Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration is consistent with the provisions of Section 409A of the Code.

(e) Delivery of Restricted Share and Settlement of Restricted Share Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Share, the restrictions set forth in Section 7.1(c) and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the share certificate evidencing the shares of Restricted Share which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or share dividends credited to the Participant’s account with respect to such Restricted Share and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Share Units, or at the expiration of the deferral period with respect to any outstanding Deferred Share Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one ADSs or Ordinary Share for each such outstanding vested Restricted Share Unit or Deferred Share Unit (“Vested Unit”) and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 7.1(b)(ii) hereof and the interest thereon or, at the discretion of the Committee, in ADSs or Ordinary Shares having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part ADSs or Ordinary Share in lieu of delivering only ADSs or Ordinary Shares for Vested Units. If a cash payment is made in lieu of delivering ADSs or Ordinary Shares, the amount of such payment shall be equal to the Fair Market Value of the ADSs or Ordinary Share as of the date on which the Restricted Period lapsed in the case of Restricted Share Units, or the delivery date in the case of Deferred Share Units, with respect to each Vested Unit.

(f) Share Restrictions. Each certificate representing Restricted Share awarded under the Plan shall bear a legend in such form as the Company deems appropriate.

8. Securities Law Compliance. Each Award Agreement shall provide that no ADSs or Ordinary Shares shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state or federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell ADSs or Ordinary Shares upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any ADSs or Ordinary Share issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of ADSs or Ordinary Share under the Plan, the Company shall be relieved from any liability for failure to issue and sell ADSs or Ordinary Share upon exercise of such Awards unless and until such authority is obtained.

9. Use of Proceeds. Proceeds from the sale of ADSs or Ordinary Share pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

10. Miscellaneous.

10.1. Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest, provided that if such Award is subject to Section 409A of the Code, any such acceleration or exercisability or vesting is in compliance with the provisions of Section 409A of the Code.

10.2. Shareholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any ADSs or Ordinary Shares subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such ADSs or Ordinary Share certificate is issued, except as provided in Section 11 hereof.

10.3. No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

10.4. Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

10.5. Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of ADSs or Ordinary Share under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold ADSs or Ordinary Shares from the ADSs or Ordinary Shares otherwise issuable to the Participant as a result of the exercise or acquisition of ADSs or Ordinary Share under the Award, provided, however, that no ADSs or Ordinary Shares are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered ADSs or Ordinary Shares of the Company.

11. Adjustments Upon Changes in Share Capital. In the event of changes in the outstanding ADSs or Ordinary Share or in the capital structure of the Company by reason of any share or extraordinary cash dividend, share split, reverse share split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the exercise price of Options and Share Appreciation Rights, the maximum number of ADSs or Ordinary Shares subject to all Awards stated in Section 4 and the maximum number of ADSs or Ordinary Shares with respect to which any one person may be granted Awards during any period stated in Section 4 will be equitably adjusted or substituted, as to the number, price or kind of a share of ADSs or Ordinary Share or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 11, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Share Options, ensure that any adjustments under this Section 11 will not constitute a modification, extension or renewal of the Incentive Share Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Share Options, ensure that any adjustments under this Section 11 will not constitute a modification of such Non-qualified Share Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 11 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

12. Effect of Change in Control.

12.1. In the discretion of the Board and the Committee, any Award Agreement may provide, or the Board or the Committee may provide by amendment of any Award Agreement or otherwise, notwithstanding any provision of the Plan to the contrary, that in the event of a Change in Control, Options and/or Share Appreciation Rights shall become immediately exercisable with respect to all or a specified portion of the shares subject to such Options or Share Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to all or a specified portion of the shares of Restricted Share or Restricted Share Units.

12.2. In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or shares, or any combination thereof, the value of such Awards based upon the price per share of ADSs or Ordinary Share received or to be received by other shareholders of the Company in the event. In the case of any Option or Share Appreciation Right with an exercise price that equals or exceeds the price paid for a share of ADSs or Ordinary Share in connection with the Change in Control, the Committee may cancel the Option or Share Appreciation Right without the payment of consideration therefor.

12.3. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Subsidiaries, taken as a whole.

13. Amendment of the Plan and Awards.

13.1. Amendment of Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided that (a) no amendment to the persons eligible to receive Awards set forth in Section 1.2 or to the maximum number of shares as to which Awards may be granted set forth in Section 4.1 (except for adjustments pursuant to Section 11), shall be made without shareholder approval, and (b) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any Applicable Laws (including, without limitation, as necessary to comply with any tax or regulatory requirement applicable to this Plan or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); and provided further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

13.2. Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Share Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

13.3. No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

13.4. Amendment of Awards. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided, however that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant.

14. General Provisions.

14.1. Forfeiture Events. The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant’s Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

14.2. Clawback. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

14.3. Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

14.4. Sub-plans. The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying blue sky, securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

14.5. Deferral of Awards. The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of ADSs or Ordinary Shares or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program. All of such programs and procedures shall be consistent with the rules of Section 409A of the Code.

14.6. Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

14.7. Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of Section 11.

14.8. Delivery. Upon exercise of a right granted under this Plan, the Company shall issue ADSs or Ordinary Share or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, thirty (30) days shall be considered a reasonable period of time.

14.9. No Fractional Shares. No fractional ADSs or Ordinary Shares shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional ADSs or Ordinary Shares or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

14.10. Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Committee may deem advisable.

14.11. Section 409A. The Plan and all Awards granted under the Plan are intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan and all Awards Agreements shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan or any Award Agreement, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan or Award Agreement during the six (6) month period immediately following the Participant’s termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

14.12. Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of ADSs or Ordinary Shares acquired upon exercise of an Incentive Share Option within two years from the Grant Date of such Incentive Share Option or within one year after the issuance of the ADSs or Ordinary Shares acquired upon exercise of such Incentive Share Option (a “Disqualifying Disposition”) shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such ADSs or Ordinary Shares.

14.13. Section 16. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 14.13, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

14.14. Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant’s death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime.

14.15. Expenses. The costs of administering the Plan shall be paid by the Company.

14.16. Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

14.17. Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

14.18. Non-Uniform Treatment. The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

15. Effective Date of Plan. The Plan shall become effective as of the Effective Date.

16. Termination or Suspension of the Plan. The Plan shall terminate automatically on August 23, 2033. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 13.1 hereof, provided any such suspension or termination is consistent with the provisions of Section 409A of the Code. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

17. Choice of Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of New York, without regard to the principles of conflicts of law thereof.

As amended and adopted by the Board of Directors of the Company on November 18, 2024

This Amendment No.1 to Turbo Energy, S.A. 2023 Equity Incentive Plan has been approved by the shareholders of the Company at the 2024 extraordinary shareholder meeting held on December 18, 2024.